Mail Stop 0308

							April 12, 2005


Alice Cobb
Benefits Governance Committee Chairperson
PNM Resources, Inc.
Alvarado Square
Albuquerque, NM  87158


	RE:	PNM Resources, Inc. Master Employee Savings Plan and
Trust
		PNM Resources, Inc. Employee Stock Purchase Plan
		Change of independent auditors
            	File No. 1-32462

Dear Ms. Cobb:

          The staff has received an SECPS letter from Grant
Thornton
LLP notifying the Chief Accountant of the Commission that the registrants` client-auditor relationship with them has ceased.
We
have the following comments as a result of that letter. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. The benefit plans noted above are required to file a Form 8-K as a result of the client-auditor relationship ceasing. Our records do not indicate that an 8-K has been filed. Since the Form 8-K was due within four days of April 7, 2005, the date of Grant Thornton`s letter, it should be filed immediately.
2. Item 304 of Regulation S-K describes the disclosure requirements of the Item 4.01 Form 8-K. In order for the former accountants to file the letter required by Item 304(a)(3), a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. If the accountants confirming letter is not filed with the Form 8-K it should be filed with an amended Form 8-K, as Exhibit 16, within two business days of receipt but no later than ten business days after filing the Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


PNM Resources, Inc.
Ms. Alice Cobb
April 12, 2005
Page 2




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please file your response to these comments, including the supplemental information requested above, as an EDGAR correspondence file at the same time as you file the Form 8-K. Any questions regarding the above should be directed to me at (202) 942-1809, or in my absence, to Robert Benton at (202) 942-1811.


							Sincerely,



							Robert Burnett
						            Staff Accountant


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